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                                       Filed by: Harris Interactive Inc.

                                       Document is being filed pursuant to Rule
                                       425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                       Subject Company: Total Research
                                       Corporation

                                       Commission File No.: 333-69056

[LOGO] HARRIS INTERACTIVE(SM)


       Harris Interactive Reports Strong Fiscal 2002 First Quarter Results

         Beats Expectations as Losses Decline 59 percent on Annual Basis
              Merger with Total Research Moving Forward as Expected

Rochester, NY, October 23, 2001 -- Harris Interactive(SM) (Nasdaq: HPOL), the leader in Internet-based market research, reported results for the fiscal 2002 first quarter ended September 30, 2001. The Company reported revenue of $17.1 million, up from $12.1 million reported in the same period a year ago, or an increase of 41 percent. The revenue includes $14.3 million from U.S. operations, an increase of 18 percent from a year ago. Revenues also included $2.8 million derived from the purchase of M&A Create in Tokyo and MRSL in London during the quarter.

For the first fiscal quarter, the Company reported a net loss of $0.09 per share, down from a net loss of $0.22 a share a year ago, or a 59 percent improvement. The loss from U.S. operations was approximately $0.08 a share, with the additional one cent due to the acquisition of the research firms in London and Tokyo.

Cost-cutting moves, taken in the beginning of calendar 2001, continue to reap rewards. The Company reported a cash loss from U.S. operations of approximately $1 million for the quarter; a figure that would have been significantly less without the loss of revenues that resulted from the September 11th terrorist attacks.

Dr. Gordon Black, Chairman and CEO stated: "We were able to continue our growth and dramatically reduce our losses despite the shock and loss of business after the tragic terrorist attacks. The attacks cost us approximately $1.0 to $1.5 million in lost revenue for the quarter, and created some uncertainty going forward. However, our first quarter cash loss was our lowest since we embarked upon our mission to become the leader in Internet-based market research, and it demonstrates our commitment to reaching profitability."

                         International Presence Growing
"On the international front, Harris Interactive also completed the acquisitions of both M&A Create in Tokyo, and MRSL Research in London. Both operations are strong additions to our strategy to expand internationally," Black continued.

             Merger with Total Research Corporation Remains on Track Stockholders for both Harris Interactive and Total Research will vote on the proposed merger at the companies' respective stockholder meetings to be held on November 1, 2001 "At this point in time, we remain very optimistic that the merger will be completed on schedule," stated Dr. Black. The combined companies will make Harris Interactive one of the largest independent market research firms in the United States.

                          Balance Sheet Remains Healthy
Harris Interactive continues to have a strong balance sheet with $37.5 million in cash and negotiable securities as of September 30, 2001.



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                       Fiscal 2002 Second Quarter Forecast
Focusing on the future, Dr. Black concluded "Our second quarter will include the results of Total Research effective the date of the merger. Within a few weeks following the effective date of the merger, we will provide guidance for second quarter earnings and cash flow estimates. While the events of September 11th interrupted the normal cycle for a full two weeks, we are cautiously optimistic that business conditions will rebound during this fiscal quarter. At the same time, our sophisticated and powerful Internet-based research capability provides us with a very distinct cost advantage versus traditional, telephone-based data collection employed by many firms in our industry. We are convinced that advantage will become more important in a recessionary economy."

                      Conference Call and Webcast Scheduled
The Company has scheduled a conference call to discuss these results on Wednesday, October 24, 2001 at 8:30 a.m. EDT. Gordon S. Black, chairman and CEO, and Bruce Newman, CFO will host the teleconference. Formal remarks will be followed by a question and answer session. To access the conference call, please dial (800) 210-9006 in the US or (719) 457-2621 international by 8:20 a.m. EDT on October 24. You will need to reference "Harris Interactive." A live webcast of the conference call will also be available via the Company's website at www.harrisinteractive.com.

        Please see attached schedules for detailed financial information.

                                    -- ### --
About Harris Interactive(SM)
Harris Interactive (Nasdaq: HPOL) is a worldwide market research and consulting firm, best known for The Harris Poll(R)and its pioneering use of the Internet to conduct scientifically accurate market research via its multimillion member online panel. The Company has more than 45 years of experience in supplying clients with actionable knowledge across multiple markets. Through its U.S. and Global Network offices, the Company conducts international research in multiple, localized languages. For more information about Harris Interactive, visit www.harrisinteractive.com. EOE M/F/D/V

Press Contacts:
Dan Hucko
Harris Interactive
716-214-7470
dhucko@harrisinteractive.com

Safe Harbor Statement
This media release includes statements that may constitute forward-looking information. We caution you that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed. Additional detailed information concerning a number of factors that could cause actual results to differ is readily available in the "Risk Factors" section of the most recent Annual Report on form 10-K filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and the "Risk Factors" section of the definitive Joint Proxy Statement/Prospectus dated September 25, 2001 and filed by Harris Interactive with the Securities and Exchange Commission.

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                            HARRIS INTERACTIVE INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (In Thousands)
                                  (Unaudited)

                                                            September 30,   June 30,
                                                                 2001          2001
                                 Assets
Current Assets:
  Cash and cash equivalents                                  $    12,885   $    10,585
  Marketable securities                                           24,663        31,906
  Accounts receivable                                             12,249        12,722
  Costs and estimated earnings in excess
    of billings on uncompleted contracts                           1,822         1,888
  Other current assets                                             1,649         1,580
                                                             -----------   -----------
        Total current assets                                 $    53,268        58,681

Property, plant and equipment, net                                14,014        14,983
Goodwill and other intangibles                                    14,222         8,971
Other assets                                                       3,427         2,586
                                                             -----------   -----------
        Total assets                                         $    84,931   $    85,221

                      Liabilities and Stockholders' Equity

Current liabilities:
  Current installment of long-term debt                      $       812          --
  Accounts payable                                                 4,379   $     4,805
  Accrued expenses                                                 3,725         2,863
  Short-term borrowings                                              295          --
  Billings in excess of costs and estimated
    earnings on uncompleted contracts                              5,541         6,379
                                                             -----------   -----------
            Total current liabilities                             14,752        14,047

Long-term debt, excluding current installment                        648          --

            Total stockholders' equity                            69,531        71,174
                                                             -----------   -----------
            Total liabilities and stockholders' equity       $    84,931   $    85,221


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                            HARRIS INTERACTIVE INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In Thousands, except per share data)
                                  (Unaudited)

                                                       Three months ended
                                                          September 30,
                                                  -----------------------------
                                                       2001             2000


Revenues from services                            $     17,134     $     12,053
Cost of services                                         9,188            6,301
                                                  ------------     ------------
     Gross profit                                        7,946            5,752

Operating expenses:
     Database development expenses                          48            2,517
     Sales and marketing expenses                        1,599            1,913
     General and administrative expenses                 8,213            8,236
     Depreciation and amortization                       1,826            1,850
                                                  ------------     ------------
          Operating loss                                (3,740)          (8,764)

Interest and other income, net                             510            1,138
                                                  ------------     ------------
Net loss                                                (3,230)          (7,626)

Basic and diluted net loss per share              $      (0.09)    $      (0.22)

Weighted average shares outstanding-
     basic and diluted                              34,543,527       34,196,558


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Additional Information.

Harris Interactive has filed a definitive joint proxy statement/prospectus dated September 25, 2001, and other relevant documents relating to Harris Interactive's proposed acquisition of Total Research Corporation, with the Securities and Exchange Commission ("SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, and other documents filed by Harris Interactive and Total Research Corporation at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained free of charge from Harris Interactive or from Total Research Corporation by directing such request to Harris Interactive, Inc., 135 Corporate Woods, Rochester, New York 14623, tel: (716) 272-8400; or to Total Research Corporation, 5 Independence Way, Princeton, New Jersey 08543-5305, tel: (609) 520-9100.

Harris Interactive, and certain of its directors, executive officers and other members of its management and employees may be considered to be participants in the solicitation of proxies in respect of the contemplated Harris Interactive and Total Research Corporation merger transaction. Information regarding such persons is set forth in the definitive joint proxy statement/prospectus and in Harris Interactive Inc.'s Form 10-K for its fiscal year ended June 30, 2001.


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